Exhibit 99.3
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel 33 (1) 47 44 67 12
Mary DWYER
Tel.: 33 (1) 47 44 21 19
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 214 875 300 euros
542 051 180 R.C.S. Nanterre
www.total.com
Norway’s Kristin Field Brought on Stream
Paris — November 3, 2005 — Total announces that the high-pressure/high-temperature (900 bar/170°C) Kristin offshore field has been brought on stream in Norway.
Located 240 kilometers offshore and 20 kilometers from the Åsgard field, in which Total also has an interest, Kristin is a subsea development in 315 meters of water. The field’s output is processed on a new semi-submersible platform, after which the condensate is exported to Åsgard C and the gas is piped to the Kårstø terminal via the existing network.
Kristin will produce around 220,000 barrels of oil equivalent per day in plateau. Total (6%) is partnered with Statoil (operator), Petoro, Norsk Hydro, ExxonMobil and ENI on the project.
The new production consolidates Total’s growth base in the Norwegian Sea. The Group reported output of 406,000 barrels of oil equivalent per day in Norway in 2004.
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Total is the fourth largest oil and gas company in the world with operations in more than 130 countries. Total’s activities cover the whole energy chain of the petroleum industry: exploration, oil and gas production, refining and marketing, trading and power generation. The Group is also a major player in chemicals. Total has more than 111,000 employees worldwide. More information can be found on the company’s website: www.total.com